Exhibit 1

BioLineRx Announces $9.0 Million Registered Direct Offering

TEL AVIV, Israel, May 26, 2020 -- BioLineRx Ltd. (Nasdaq: BLRX) (TASE: BLRX), a late clinical-stage biopharmaceutical company focused on oncology, today announced that it has entered into definitive agreements with several healthcare-focused, institutional and accredited investors for the purchase and sale of 5,142,859 of the Company’s American Depositary Shares (ADSs), at a purchase price of $1.75 per ADS, in a registered direct offering. BioLineRx has also agreed to issue and sell to the investors, in a concurrent private placement, unregistered warrants to purchase up to an aggregate of 5,142,859 ADSs. Each ADS represents fifteen (15) ordinary shares, par value NIS 0.10 per share, of BioLineRx. The offering is expected to close on or about May 28, 2020, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The warrants will have an exercise price of $2.25 per ADS and will be exercisable at any time upon issuance and will expire two and one-half years from the date of issuance.

The gross proceeds from the offering (without taking into account any proceeds from any future exercises of warrants issued in the concurrent private placement), before deducting the placement agent's fees and other estimated offering expenses payable by the Company, are expected to be $9.0 million. BioLineRx intends to use the net proceeds for general corporate purposes, which may include but are not limited to working capital and funding clinical trials.

The ADSs (but not the warrants or the ADSs underlying the warrants) are being offered by BioLineRx pursuant to a “shelf” registration statement on Form F-3 (File No. 333-222332) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 28, 2017 and declared effective by the SEC on January 19, 2018. The offering of the ADSs will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and the accompanying prospectus relating to the ADSs being offered will be filed with the SEC.  Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, on the SEC's website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (646) 975-6996 or e-mail at placements@hcwco.com.

The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ADSs underlying the warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and underlying ADSs may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About BioLineRx

BioLineRx Ltd. (Nasdaq/TASE: BLRX) is a late clinical-stage biopharmaceutical company focused on oncology. The Company’s business model is to in-license novel compounds, develop them through clinical stages, and then partner with pharmaceutical companies for further clinical development and/or commercialization.

The Company’s lead program, motixafortide (BL-8040), is a cancer therapy platform currently being evaluated in a Phase 2a study for the treatment of pancreatic cancer in combination with KEYTRUDA® and chemotherapy under a collaboration agreement with MSD. Motixafortide is also being evaluated in a Phase 2b study in consolidation AML and a Phase 3 study in stem cell mobilization for autologous bone-marrow transplantation.

BioLineRx is developing a second oncology program, AGI-134, an immunotherapy treatment for multiple solid tumors that is currently being investigated in a Phase 1/2a study.

For additional information on BioLineRx, please visit the Company’s website at www.biolinerx.com, where you can review the Company’s SEC filings, press releases, announcements and events. BioLineRx industry updates are also regularly updated on Facebook, Twitter, and LinkedIn.

Various statements in this release concerning BioLineRx’s future expectations constitute "forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "may,” "expects,” "anticipates,” "believes,” and "intends,” and describe opinions about future events, such as statements relating to the registered direct offering, including as to the consummation of the offering described above, the expected proceeds from the offering, the intended use of proceeds and the timing of the closing of the offering. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: market and other conditions, changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the "Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2020. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:
Tim McCarthy
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com

or

Moran Meir
LifeSci Advisors, LLC
+972-54-476-4945
moran@lifesciadvisors.com